Form N-SAR

Sub-Item 77D
Policies with Respect to Security Investments
Focused Value Fund
333-106142, 811-21371

Focused Value Fund
New Policy:
The Fund invests, under normal circumstances, at least 65% of its net assets in the securities of U.S. companies organized in the United States and whose securities are principally traded on a U.S. exchange or quoted on an established U.S. over-the-counter market. The policy change was a result of the name change from US Value Fund to Focused Value Fund.

Old Policy:
The Fund invests, under normal circumstances, at least 80% of its net assets in the securities of U.S. companies organized in the United States and whose securities are principally traded on a U.S. exchange or quoted on an established U.S. over-the-counter market.